United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Co. Reg. No. 193500026Z

Our ref: ANN/UOB2008/UOB-A03/VC/atl

29 January 2008

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

08000835

SUPPL

Dear Sir

APPOINTMENT OF DIRECTOR AND MEMBER OF AUDIT COMMITTEE

We wish to inform you that Mr Reggie Thein has been appointed as Director of the Board, and Member of Audit Committee of United Overseas Bank Limited with effect from 28 January 2008.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

PROCESSED
FEB 2 2 2008
THOMSON
FINANCIAL

END